Consent of Independent Registered Public Accounting Firm
The Board of Directors of Allianz Life Insurance Company of New York

We consent to the use of our report dated March 24, 2016 on the financial statements of Allianz Life of NY Variable Account C as of and for the year or period ended December 31, 2015 including the statements of changes in net assets for each of the years or periods in the two year period then ended and the financial highlights for each of the periods presented and to the use of our report dated March 31, 2016 on the financial statements and supplemental schedules of Allianz Life Insurance Company of New York as of December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015, included by reference herein and to the references to our firm under the heading "Experts" in the Statement of Additional Information.
/s/ KPMG LLP
Minneapolis, Minnesota
 April 18, 2016